UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*



                          Northern Star Financial, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   775723 10 1
     -----------------------------------------------------------------------
                                 (CUSIP Number)

                               Robert H. Dittrich
                        826 North Broadway, P. O. Box 755
                            New Ulm, Minnesota 56073
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 March 15, 1999
     -----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 4 Pages

                                  SCHEDULE 13D

---------------------------------           ------------------------------------
CUSIP No.   775728 10 1                        Page    2    of    4      Pages
                                                   -------     --------
------------- ------------------------------------------------------------------
1             NAMES OF REPORTING PERSONS/
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
              Robert H. Dittrich
------------- ------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (SEE INSTRUCTIONS)                                     (a) [ ]
                                                                     (b) [ ]

------------- ------------------------------------------------------------------
3             SEC USE ONLY

------------- ------------------------------------------------------------------
4             SOURCE OF FUNDS (SEE INSTRUCTIONS)

------------- ------------------------------------------------------------------
5             CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                       [ ]

------------- ------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              USA
------------------------- --------- --------------------------------------------
       NUMBER OF          7         SOLE VOTING POWER    33,000 (includes 1,000
         SHARES                     shares which may be purchased upon
      BENEFICIALLY                  exercise of currently exercisable options)
        OWNED BY          --------- --------------------------------------------
          EACH            8         SHARED VOTING POWER       0
       REPORTING
         PERSON
          WITH            --------- --------------------------------------------
                          9         SOLE DISPOSITIVE POWER    33,000 (includes
                                    1,000 shares which may be purchased upon
                                    exercise of currently exercisable options)
                          --------- --------------------------------------------
                          10        SHARED DISPOSITIVE POWER     0

------------- ------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,000 (includes 1,000 shares which may be purchased upon exercise of currently exercisable options)
------------- ------------------------------------------------------------------
12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES (SEE INSTRUCTIONS)                        [ ]

------------- ------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              7.7%
------------- ------------------------------------------------------------------
14            TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
              IN
------------- ------------------------------------------------------------------

Item 1.  Security and Issuer.

         Northern Star Financial, Inc.
         410 Jackson Street, Suite 510
         Mankato, Minnesota  56001

Item 2.  Identity and Background.

         (a)      Robert H. Dittrich

         (b)      826 North Broadway, P. O. Box 755 New Ulm, Minnesota 56073

         (c) Mr. Dittrich is President and owner of Dittrich Specialties, 2110 N. Broadway, New Ulm, Minnesota 56073, an organization which packages products for shipment by manufacturers to customers.

         (d) Mr. Dittrich has never been convicted in a criminal proceeding.

         (e) Mr. Dittrich has not been a party to any civil proceeding as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Mr. Dittrich is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         Mr. Dittrich used personal funds in the amount of $320,000 for the purchase of 32,000 shares of Common Stock in the Issuer's initial public offering.

Item 4.  Purpose of Transaction.

         Mr. Dittrich acquired securities of the Issuer, in connection with the Issuer's initial public offering, for investment purposes.

Item 5.  Interest in Securities of the Issuer.

         Mr. Dittrich beneficially owns 33,000 shares of the Issuer's Common Stock, representing 7.7% of the shares of Common Stock which would be outstanding upon exercise by Mr. Dittrich of currently exercisable options. 32,000 of such shares are held directly by Mr. Dittrich and 1,000 of such shares are obtainable upon exercise of a presently exercisable option.

         Mr. Dittrich has sole voting and dispositive power over all of the shares owned by him.

         On March 1, 1999, Mr. Dittrich was granted an option, in connection with his election as a director of the Issuer, to purchase 3,000 shares of the Issuer's Common Stock at an option price of $10 per share. On March 15, 1999, Mr. Dittrich acquired 32,000 shares of the Issuer's Common Stock, at a price of $10 per share, at the closing of the Issuer's initial public offering.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         None.

Item 7.  Material to be Filed as Exhibits.

         None.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:     March 31, 1999

                                                    /s/ Robert H. Dittrich


                               Page 4 of 4 Pages